Exhibit 99.1

AMARIN TO COMMENCE PHASE II TRIAL WITH AMR101 IN
AGE ASSOCIATED MEMORY IMPAIRMENT

LONDON, United Kingdom, January 10, 2008– Amarin Corporation plc (NASDAQ: AMRN) today announced that it has received the necessary regulatory and ethical approvals to commence a Phase IIa trial in Age Associated Memory Impairment (AAMI) with AMR101 (ultra-pure ethyl-EPA).

The Phase IIa trial will be a randomized, double-blind, placebo-controlled study. The trial will enroll 96 patients with AAMI who will be randomized to receive 1, 2 or 4 grams of AMR101 or placebo twice daily over a six-week period. Efficacy will be assessed by a computerised battery of cognition tests designed by Cognitive Drug Research (CDR) Ltd, a world leader in the provision of innovative cognitive function assessment technology. The study is being conducted in the U.K. and patient recruitment is expected to commence shortly, with initial results expected in the second half of 2008.

Dr. Declan Doogan, Head of Research and Development at Amarin commented, “AMR101 has already demonstrated promising positive effects in classical preclinical models of memory and cognition. We are pleased to receive approval to commence this study with AMR101 and look forward to assessing its effects on AAMI, an area of growing medical concern in all developed nations with aging populations.”

Amarin had previously announced positive results from a pre-clinical program in memory and cognition using AMR101, conducted in collaboration with Professor Marina Lynch, Department of Physiology, Institute of Neuroscience, Trinity College, Dublin.

About Age Associated Memory Impairment (AAMI)

AAMI is a recognized syndrome relating to memory changes associated with normal aging. AAMI is a common condition in individuals over 50 years of age. In the United States, it is estimated that approximately 40% of people aged 65 and above, or 16 million, have AAMI. It is characterized by gradual memory impairment (subjective memory decline and objective memory loss) with the absence of dementia. Individuals with AAMI have been shown to have a three-fold greater risk for development of dementia than individuals who do not meet AAMI criteria.

About Amarin
Amarin is committed to improving the lives of patients suffering from central nervous system and cardiovascular diseases. Our goal is to be a leader in the research, development and commercialization of novel drugs that address unmet patient needs.

Amarin’s CNS development pipeline includes the recently acquired myasthenia gravis clinical program and preclinical programs in neuromuscular, neuronal degenerative and inflammatory diseases; Miraxion for Huntington’s disease; two programs in Parkinson’s disease; one in epilepsy; and one in memory. Amarin is initiating a series of cardiovascular preclinical and clinical programs to capitalize on the known therapeutic benefits of essential fatty acids in cardiovascular disease. Amarin also has two proprietary technology platforms, a lipid-based technology platform for the targeted transport of molecules through the liver and/or to the brain, and a unique mRNA technology based on cholinergic neuromodulation.

Amarin has its primary stock market listing in the U.S. on the NASDAQ Capital Market (“AMRN”) and secondary listings in the U.K. and Ireland on AIM (“AMRN”) and IEX (“H2E”), respectively.

Contacts:
Amarin
ThomasLynch, Chairman and Chief Executive Officer,+44 (0) 1865 784 210
Alan Cooke, President and Chief Operating Officer,+353 (1) 669 9020
investor.relations@amarincorp.com

Investors:
Lippert/Heilshorn & Associates, Inc.
Anne Marie Fields+1 212 838 3777
Bruce Voss +1 310 691 7100

Media:
Powerscourt+44 (0) 207 250 1446
Rory Godson
Paul Durman
Sarah Daly

Disclosure Notice
The information contained in this document is as of January 10, 2008. Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments. This document contains forward-looking statements about Amarin's financial condition, results of operations, business prospects and products in research that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "will", "anticipate", "estimate", "expect", "project", "forecast", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: risks relating to the Company’s ability to maintain its Nasdaq listing (including the risk that the Company may not successfully appeal a Nasdaq delisting determination); Amarin's ability to maintain sufficient cash and other liquid resources to meet its operating and debt service requirements; the success of Amarin's research and development activities, including its planned clinical trials in cardiovascular disease and; decisions by regulatory authorities regarding whether and when to approve Amarin's drug applications, as well as their decisions regarding labeling and other matters that could affect the commercial potential of Amarin's products; the speed with which regulatory authorizations, pricing approvals and product launches may be achieved; the success with which developed products may be commercialized; competitive developments affecting Amarin's products under development; the effect of possible domestic and foreign legislation or regulatory action affecting, among other things, pharmaceutical pricing and reimbursement, including under Medicaid and Medicare in the United States, and involuntary approval of prescription medicines for over-the-counter use; Amarin's ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Amarin's product candidates; governmental laws and regulations affecting Amarin's operations, including those affecting taxation; general changes in International and US generally accepted accounting principles; and growth in costs and expenses. A further list and description of these risks, uncertainties and other matters can be found in Amarin's Form 20-F for the fiscal year ended December 31, 2006, filed with the SEC on March 5, 2007, Amarin’s statutory annual report for the year ended 31 December, 2006 furnished on a Form 6-K to the SEC on May 9, 2007, Amarin’s Report of Foreign Issuer (Updated and Additional Risk Factors) furnished on a Form 6-K to the SEC on January 8, 2008 and in Amarin’s other Reports of Foreign Issuer on Form 6-K furnished to the SEC.

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